							EXHIBIT 12
AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Six Months Ended
	June 30,		Year Ended December 31,
	(Unaudited)
	2015	2014	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before income taxes	$9,488	$11,757	$9,960	$27,777	$10,439	$6,716	$18,238
Equity in net income of affiliates included above	(33)	(190)	(175)	(642)	(752)	(784)	(762)
Fixed charges	2,924	2,559	5,295	5,452	4,876	4,835	4,723
Distributed income of equity affiliates	10	132	148	318	137	161	161
Interest	(339)	(118)	(234)	(284)	(263)	(162)	(772)

Earnings, as adjusted	$12,050	$14,140	$14,994	$32,621	$14,437	$10,766	$21,588

Fixed Charges:
Interest expense	$1,831	$1,741	$3,613	$3,940	$3,444	$3,535	$2,994
Interest capitalized	339	118	234	284	263	162	772
Portion of rental expense representative of interest factor	754	700	1,448	1,228	1,169	1,138	957

Fixed Charges	$2,924	$2,559	$5,295	$5,452	$4,876	$4,835	$4,723

Ratio of Earnings to Fixed Charges	4.12	5.53	2.83	5.98	2.96	2.23	4.57